Mail Stop 4561

April 11, 2008

Mr. James T. Healy
President and Chief Executive Officer
LogicVision, Inc.
25 Metro Drive, Third Floor
San Jose, CA 95110

> **Re:** **LogicVision, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 000-31773**

Dear Mr. Healy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief